Domenic J. Dell’Osso

Executive Vice President and

Chief Financial Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

July 15, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ethan Horowitz, Branch Chief

RE:	Chesapeake Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 27, 2015

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Filed May 6, 2015

File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2015. We have repeated below the Staff’s comments and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2014

General

1.

On page 120 in the 10-K you refer to your joint venture with Sinopec International Petroleum Exploration and Production (“SIPEP”). The 20-F filed April 22, 2014 by China Petroleum & Chemical Corporation (“CPCC”) indicates that SIPEP is a wholly-owned subsidiary of CPCC. We note recent state government and university divestment or similar initiatives regarding CPCC due to contacts with Iran and Sudan. Iran and Sudan are designated by the State Department as state sponsors of terrorism, and are

United States Securities and Exchange Commission

subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with SIPEP and CPCC to have an adverse impact upon your reputation and share value.

Response: In June 2013, we completed a joint venture with two U.S. energy affiliates of SIPEP, Tiptop US Holding Corporation and Tiptop Oil & Gas US LLC (collectively, “Tiptop”), whereby Tiptop purchased a 50% undivided interest in 850,000 of Chesapeake’s net oil and natural gas leasehold acres in the Mississippian Lime play, which is located exclusively in northern Oklahoma, and agreed to develop the acreage with us. All exploration and development costs in the joint venture assets are shared proportionately between Tiptop and Chesapeake with no drilling carries involved. We operate the Mississippian Lime joint venture properties and market and sell all oil and natural gas production from the properties to purchasers in the United States. Tiptop has not taken delivery of any production from the joint venture properties. With respect to Tiptop’s interest in joint venture assets, Tiptop is governed by applicable U.S. federal and state law, and the agreements related to the joint venture are governed by applicable U.S. federal and state law. Chesapeake has no other business relationships with Tiptop, SIPEP, CPCC or any other affiliate of CPCC outside of this joint venture.

We broadly marketed this joint venture opportunity to a wide variety of potential partners, ultimately selecting Tiptop as our counterparty. When we entered into the joint venture, we were aware of Tiptop’s affiliation with SIPEP and CPCC and considered such affiliation in our decision to enter into the joint venture. We did not believe that our joint venture with Tiptop would have a material adverse impact on our reputation or share value. Rather, we expected that the joint venture would be viewed favorably by our investors as it provided us needed capital and allowed us to develop more quickly this promising oil and natural gas play.

Our investor relations staff does not recall receiving any inquiries from investors or analysts questioning or otherwise concerned with Tiptop’s participation in the joint venture. In addition, we are not aware of any Chesapeake investors selling or closing their investment as a result of our joint venture with Tiptop. No shareholder brought up the joint venture for discussion during the Q&A portion of our annual shareholder meetings in 2013, 2014 or 2015, nor are we aware of any other interactions between our shareholders and Company directors or management on this subject. We do not see evidence that any significant portion of our investor base would regard our joint venture with Tiptop as important in making an investment decision.

We do not believe that the joint venture with Tiptop has had or will have a material adverse impact on Chesapeake’s reputation or share value.

United States Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.	Your disclosure on page 58 states that based on the decline in oil and natural gas prices in the second half of 2014 and into 2015, you expect to record a material write-down in the first quarter of fiscal year 2015 as a result of the full cost ceiling test. We note you recorded this expected impairment charge in the quarter ended March 31, 2015 of approximately $5 billion to the carrying value of oil and natural gas properties. Considering the manner in which the full cost ceiling test limitation is calculated, we expect that you would have had an adequate basis to quantify reasonably possible near- term impacts of ceiling test impairments at the time the Form 10-K was filed (February 27, 2015). Refer to Section III.B of SEC Release No. 33-6835.

In addition, we further note similar disclosure in your Form 10-Q for the quarter ended March 31, 2015 on page 61 stating based on the first-day-of-the-month prices received over the 11 months ending May 1, 2015, you expect another material write-down in the carrying value of your oil and natural gas properties in the second quarter of 2015. Please revise your disclosure to quantify the extent to which the impact of current prices will be reflected in your accounting and reporting based on your reasonable expectation of future impairment.

Response: We acknowledge the Staff’s comment and believe we carefully considered the nature and extent of this disclosure in both our Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) and our Form 10-Q for the quarter ended March 31, 2015. As the Staff is aware, there are numerous inputs other than commodity prices into the full-cost ceiling test calculation at the end of each quarter, including, but not limited to, the following:

•	processing and/or treating costs

•	transportation costs

•	operating costs

•	gathering costs

•	future development costs

•	estimates of future proved reserves

•	the evaluation or abandonment of unproved leasehold

•	the estimated impact of future income taxes

•	contractual commitments that could impact our future net revenue from oil and natural gas drilling and producing activities

•	the impact from acquisitions and/or divestitures that are executed prior to the close of the reporting period

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Our ceiling test quarterly review process is described under the caption “Oil and Natural Gas Properties” in Note 1 of the notes to the financial statements included in the 2014 Form 10-K, in the fourth full paragraph on page 81.

The first input we have each quarter is oil and natural gas prices because they are calculated using a trailing twelve-month average of first-day-of-the-month prices. Beginning in the fourth quarter of 2014, we began to observe (i) a significant decrease in oil prices, both for that quarter and the forward strip, and (ii) a significant decrease in the forward strip for natural gas, despite the fact that natural gas prices throughout 2014 were relatively flat. Oil and natural gas prices have a significant impact on our calculation of discounted future net revenue, and the precipitous drop in commodity prices that began in the fourth quarter of 2014 and continued into the first quarter of 2015 was a significant determinant in our ceiling test calculations as of December 31, 2014. Accordingly, after considering the level of our “cushion” (i.e., the cost center ceiling in excess of the unamortized capitalized costs, calculated pursuant to Rule 4-10(c)(4) of Regulation S-X) that existed as of December 31, 2014 and the forward strip prices for both oil and natural gas, we concluded future material impairments based solely on price inputs could be reasonably expected to occur in 2015.

Item 303(a) of Regulation S-K requires disclosure of known trends or uncertainties that the registrant reasonably expects will have a material impact on net sales, revenues or income from continuing operations. We highlight the importance of oil and natural gas prices to our results of operations and business in “Risk Factors” (ranking price as the first risk factor—see page 23 of the 2014 Form 10-K), and each quarter we disclose the sensitivity of our revenues and cash flows to changes in the prices of oil and natural gas (see, for example, page 53 of the 2014 Form 10-K and page 58 of the 2015 first quarter Form 10-Q). Further, Instruction 3 to Item 303(a) of Regulation S-K states that “the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.” On page 44 of the 2014 Form 10-K, we estimated that our 2015 capital expenditures would be approximately 25% lower in 2015 compared to 2014, reflecting the impact of expected lower revenues resulting from substantially lower oil and natural gas prices forecasted in 2015.1 We believe that quantifying the sensitivity of revenues and cash flows to commodity price changes and the forward-looking statements regarding expected future capital expenditures were responsive to the disclosure duty that exists where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have a material effect on the registrant’s financial condition or results of operation, as described in Item 303 and SEC Release No. 33-6835. Other cautionary disclosures about the impact of price on the carrying value and

1	Our 2015 first quarter Form 10-Q on page 52 discloses a further decrease in 2015 planned capital expenditures.

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the present value of estimated future net revenue of oil and natural gas properties are made in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in the 2014 Form 10-K.2

However, as discussed above, oil and natural gas prices are only one of numerous inputs in the ceiling test calculation, and most of the other inputs that would be used to calculate the ceiling test in subsequent quarters were not determinable as of the 2014 Form 10-K filing date. As a result, it was the judgment of management that a reasonably accurate estimate of future write-down amounts could not be made, and that the estimated range of potential impairments was so broad as to limit its usefulness. The same considerations and conclusion applied to our 2015 first quarter Form 10-Q.

We believed that warning readers of expected material write-downs was preferable to quantifying an estimated write-down or range of potential write-downs based on only one input, projected prices, that assume a level of activity that could ultimately be very different depending on capital allocation decisions, drilling results, development and operating costs, unproved leasehold evaluation and potential abandonment, acquisitions or divestitures, contract renegotiations, tax effects and other unknowns on the filing date of the 2014 Form 10-K. We believe that our disclosure is consistent with one of the examples cited in SEC Release No. 33-6835 (following note 24): “Unit volumes of the older products are expected to continue to decrease at an accelerated pace in the future and materially adversely affect revenues and operating profits.” [emphasis added.]

In response to the comment, we propose to add on a prospective basis disclosure in the “Results of Operations” section of MD&A regarding the impact of commodity price fluctuations on our discounted future net revenue, which in the current environment is the most important driver of our full-cost ceiling. We propose to provide in future filings disclosure similar to the following regarding the sensitivity of the estimated present value of our discounted future net oil and natural gas revenue to changes in commodity prices:

As of [Quarter End Date], the present value of estimated future net revenue of our proved reserves, discounted at an annual rate of 10%, was $[xx million]. Estimated future net revenue represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs under existing economic conditions as of that date. The prices used in the present value calculation as of [Quarter End Date] were $[xx] per mcf of natural gas and $[xx] per bbl of oil. A $0.10 change in the natural gas prices would result in a change in present value of

2	See, for example, “Impairment of Oil and Natural Gas Properties” on pages 57-58 and “Oil and Natural Gas Properties” in the discussion of our critical accounting policies on pages 60-61.

United States Securities and Exchange Commission

approximately $[xx million], and a $1.00 change in oil prices would result in a change in present value of approximately $[xx million]. [To be added if a ceiling test impairment is reasonably expected — Based on first-of-the-month index prices that we have observed in [Month] and [Month] as well as the current strip prices for [Month], we reasonably expect a decrease in the present value of estimated future net revenue of our proved reserves of approximately $[xx billion] solely related to the impact of price declines, and such decrease is likely to be a significant factor in the amount of impairment recorded as of the end of the next reporting period.]

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

3.	On page 60, you state the reason for the $56 million increase in depreciation, depletion and amortization in the first quarter ending March 31, 2015 is due to “a decrease in oil and natural gas prices used in our reserve estimates as of March 31, 2015, and an increase in production”. FASB ASC 932-270-50-1 requires the disclosure of favorable or adverse events that causes a significant change to the information presented in your annual financial report concerning oil and gas reserve quantities. In this regard, please expand your disclosure to specifically discuss any significant changes in your reserve estimates as of March 31, 2015, addressing both proved developed and proved undeveloped reserves. Your revised disclosures should highlight the reasons for any write-offs in oil and natural gas reserves, such as commodity price declines, changes in development plans, etc.

In addition, as required by Item 303(b) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350, discuss the potential impact of trends and uncertainties of recent price declines on your reserve volumes in the current and future reporting periods. As noted in our comment above, you have disclosed that based on first-day-of-the-month prices over the past 11 months ended May 1, 2015, you expect to record another material write-down in the carrying value of oil and natural gas properties in the second quarter of 2015. On a similar basis, expand your disclosures to address reasonably likely write-offs of your oil and natural gas reserve quantities.

Response: We acknowledge the Staff’s comment and agree to provide, in future filings when relevant, expanded disclosure in MD&A of any significant changes in our reserve estimates, addressing both proved developed and proved undeveloped reserves and including the reasons for any material write-off of our oil and natural gas reserves. Our prospective disclosure will necessarily be fact-specific and will change from period to period to reflect the significance of reserve estimate changes and the particular reasons for any write-offs. We

United States Securities and Exchange Commission

note that no such disclosure was included in the 2015 first quarter Form 10-Q because the change in reserve volumes in the quarter was not significant. We further agree to expand our disclosure to address any reasonably likely material write-offs of our oil and natural gas reserves in future filings.

* * * * *

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson, our Chief Accounting Officer, at (405) 935-9229, J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

As you request in the comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Domenic J. Dell’Osso, Jr.

Domenic J. Dell’Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Wei Lu, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
Tull Florey, Baker Botts L.L.P.